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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D

			Under the Securities Exchange Act of 1934
					  (Amendment No. )


					   Administaff, Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)


						  007094105
						(CUSIP Number)

				 	Carolyn S. Reiser, Esq.
				  Shartsis, Friese & Ginsburg LLP
				One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500

(Name, Address and Telephone Number of Person Authorized to Receive
				 Notices and Communications)

						April 27, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


								SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 007094105						Page 2 of 11 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Capital, Inc.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / X /
											(b) /  /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*    		AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
	NUMBER OF			7	SOLE VOTING POWER
	  SHARES				-0-
    BENEFICIALLY		-----------------------------------------
	 OWNED BY			8	SHARED VOTING POWER
	   EACH				1,829,800
	REPORTING			-----------------------------------------
	  PERSON			9	SOLE DISPOSITIVE POWER
	   WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,829,800
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,829,800
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*									/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	12.8
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO and IA
------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 007094105				Page 3 of 11 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Lang H. Gerhard
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / X /
											(b) /  /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			1,100,000
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,829,800
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				1,100,000
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,829,800
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,929,800
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	20.5%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 007094105					Page 4 of 11 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Estero Partners, LLC
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / X /
											(b) /  /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 				AF
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,662,849
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,662,849
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,662,849
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	11.6%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO
------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 007094105					Page 5 of 11 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	West Highland Partners, L.P.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / X /
											(b) /  /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS* 			WC
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				1,353,349
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,353,349
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,353,349
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	9.5%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 007094105					Page 6 of 11 Pages

------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

	Buttonwood Partners, L.P.
------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / X /
											(b) /  /
------------------------------------------------------------------
3	SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS*  				WC
------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)					/ /
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
		NUMBER OF		7	SOLE VOTING POWER
		SHARES			-0-
		BENEFICIALLY	-----------------------------------------
		OWNED BY		8	SHARED VOTING POWER
		EACH				309,500
		REPORTING		-----------------------------------------
		PERSON		9	SOLE DISPOSITIVE POWER
		WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						309,500
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	309,500
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*								/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	2.2%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

SCHEDULE 13D

CUSIP No. 007094105					Page 7 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Administaff, Inc. ("ASF"). The principal executive office of ASF is located at 19001 Crescent Springs Drive, Kingwood, TX 77339.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

(a)	Lang H. Gerhard ("Gerhard"); West Highland Capital, Inc., a
California corporation ("WHC"); Estero Partners, LLC, a California limited liability company ("LLC"); West Highland Partners, L.P., a California limited partnership ("WHP"); Buttonwood Partners, L.P., a California limited partnership ("BP").

(b)	The business address of Gerhard, WHC, LLC, WHP and BP is 300
Drakes Landing Road, Suite 290, Greenbrae, California 94904.

(c)	Gerhard is the sole director and occupies all the executive
offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP and BP, which are investment limited partnerships.

(d)	During the last five years, none of such persons has been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Gerhard is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 007094105					Page 8 of 11 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

WHC			Funds Under Management(1)	$26,507,409.37
WHP			Working Capital			$19,656,929.83
BP			Working Capital			$ 4,471,903.00

(1)	Includes funds invested by WHP and BP in Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

		Aggregate
		Beneficially
		Owned			Voting Power		Dispositive Power
Name 	Number	Percent	Sole	 	Shared	Sole	  Shared

WHC		1,829,800	12.8%	-0-		1,829,800	-0-	1,829,800
Gerhard	2,929,800	20.5%  1,100,000 1,829,800  1,100,000 1,829,800
LLC		1,662,849	11.6%	-0-		1,662,849	-0-	1,662,849
WHP		1,353,349	9.5%		-0-		1,353,349	-0-	1,353,349
BP		  309,500	2.2%		-0-		  309,500	-0-	  309,500

SCHEDULE 13D

CUSIP No. 007094105					Page 9 of 11 Pages

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since February 27, 1999:

		Purchase				Number		Price
Name	 	or Sale	Date			of Shares		Per Share
Gerhard	P		3/1/99		10,000	    $13.750
Gerhard	P		3/2/99		30,000		14.115
WHP		S		3/2/99		50,000		13.750
BP		P		3/2/99		50,000		13.750
WHC		P		3/3/99		 1,100		14.000
BP		P		3/3/99		 1,600		14.000
WHP		P		3/3/99		 7,300		14.000
Gerhard	P		3/3/99		10,000		14.000
WHP		P		3/4/99		14,600		13.280
BP		P		3/4/99		 3,200		13.280
WHC		P		3/4/99		 2,200		13.280
Gerhard	P		3/4/99		10,000		13.375
Gerhard	P		3/5/99		30,000		13.746
Gerhard	P		3/8/99		60,000		13.896
Gerhard	P		3/10/99		50,000		13.988
Gerhard	P		3/11/99		55,000		14.702
Gerhard	P		3/11/99		35,000		14.552
Gerhard	P		3/12/99		20,000		14.181
Gerhard	P		3/15/99		20,000		13.875
Gerhard	P		3/16/99		20,000		13.445
Gerhard	P		3/17/99		20,000		13.327
Gerhard	P		3/18/99		30,000		13.563
Gerhard	P		3/19/99		20,000		13.563
Gerhard	P		3/19/99		20,000		13.500
Gerhard	P		3/22/99		10,000		13.100
WHP		P		3/25/99		14,600		12.875
BP		P		3/25/99		 3,200		12.875
WHC		P		3/25/99		 2,200		12.875
WHC		P		3/26/99		 3,300		14.106
BP		P		3/26/99		 4,800		14.106
WHP		P		3/26/99		21,900		14.106
WHP		P		3/29/99		14,600		14.390
BP		P		3/29/99		 3,200		14.390
WHC		P		3/29/99		 2,200		14.390
WHC		S		4/6/99		28,000		13.000
BP		P		4/6/99		16,000		13.000
WHP		P		4/6/99		12,000		13.000
WHP		P		4/8/99	    317,300		11.125
BP		P		4/8/99		71,500		11.125
WHC		P		4/8/99		41,000		11.125
Gerhard	P		4/23/99		 4,900		12.500
Gerhard	P		4/26/99		   700		12.902
Gerhard	P		4/27/99		44,400		13.740
Gerhard	P		4/28/99		50,000		16.006
All purchases and sales were executed on the New York
Stock Exchange.

SCHEDULE 13D

CUSIP No. 007094105					Page 10 of 11 Pages

ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP and BP pursuant to limited partnership agreements providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP and BP in Stock, to vote and dispose of Stock and to file this statement on behalf of WHP and BP. Pursuant to such limited partnership agreements, the general partners of WHP and BP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities.
Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A.	Agreement Regarding Joint Filing of Statement on Schedule 13D
or 13G (previously filed).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	May 6, 1999

LANG H. GERHARD					WEST HIGHLAND PARTNERS, L.P.
By:  West Highland Capital, Inc.	By:  West Highland Capital, Inc.
	Attorney-in-Fact				Attorney-in-Fact

	By: /s/ Bonnie George			By:	/s/ Bonnie George
		Bonnie George					Bonnie George,
		Chief Operating Officer			Chief Operating
									Officer

WEST HIGHLAND CAPITAL, INC.		BUTTONWOOD PARTNERS, L.P.

By:	/s/ Bonnie George		 	By:  West Highland
	Bonnie George					Capital, Inc.
	Chief Operating Officer			Attorney-in-Fact

ESTERO PARTNERS, LLC					By:	/s/ Bonnie George
By:  West Highland Capital, Inc			Bonnie George
	Attorney-in-Fact					Chief Operating
									Officer
	By:	/s/ Bonnie George
		Bonnie George, Chief Operating Officer

SCHEDULE 13D

CUSIP No. 007094105					Page 11 of 11 Pages

										EXHIBIT A

			AGREEMENT REGARDING JOINT FILING
			OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Intermedia Communications, Inc. and any other issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
DATED:	May 15, 1998

/s/ Lang H. Gerhard				WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard
							By:  /s/ Lang H. Gerhard
								Lang H. Gerhard,
WEST HIGHLAND CAPITAL, INC.			General Partner

By:	/s/ Bonnie George
	Bonnie George, Chief			BUTTONWOOD PARTNERS, L.P.
	Operating Officer
							By:  /s/ Lang H. Gerhard
ESTERO PARTNERS, LLC					Lang H. Gerhard,
								General Partner
By:	/s/ Lang H. Gerhard
	Lang H. Gerhard,
	Manager



CSR\2463\041\01043812.01



CSR\2463\041\1043812.02	5/6/1999 1:46